Room 4561
November 17, 2005

Mr. John S. Marr
President and Chief Executive Officer
Tyler Technologies, Inc.
5949 Sherry Lane
Suite 1400
Dallas, Texas 75225

      Re:	Tyler Technologies, Inc.
      Form 10-K for the Year Ended December 31, 2004
		Filed March 10, 2005
		Form 10-Q for the Quarter Ended June 30, 2005
		Filed July 28, 2005
      Form 8-K
		Filed July 28, 2005
      File No. 1-10485

Dear Mr. Marr,

      We have reviewed your response letter dated September 2, 2005, as well as the filings referenced above, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








 Form 10-K for the Fiscal Year Ended December 31, 2004

Item 8. Financial Statements and Supplementary Data

Consolidated Statement of Operations, page F-3

1. We note your response to our previous comment number 4. The authoritative literature, specifically Question 17 of the FASB Implementation Guide on Applying SFAS 86 and Item 302 of Regulation
S-K, should be followed in classifying the amortization of acquired software as a cost of revenue in your next `34 Act filing.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies
Segment and Related Information, page F-12

2. We note from your response to our previous comment number 9 that the software and service gross margin economic characteristic for Division Five appear to be significantly dissimilar to the same characteristic of the other four divisions. In view of this please tell us how you concluded that Division Five meets the aggregation criteria of paragraph 17 of SFAS 131 for the 2004 and 2005 reporting periods. For additional guidance refer to Question No. 8 FASB Status
Report December 31, 1998.

Concentrations of Credit Risk and Unbilled Receivables, page F-13

3. We note your response to our previous comment number 10. Please revise your disclosures to separately disclose the amount of unbilled receivables that are expected to be collected after one year and provide a general description of the prerequisites for billing this amount. Additionally address when the $536,000 retainage amount is expected to be collected. See Rules 5-02 (3) (c) (2) and (4) of Regulation S-X.

Note 7. Goodwill and Other Intangibles, page F-17

4. We note your response to our prior comment number 11. We also note that you have grown considerably, since the staff`s last review, through numerous purchase acquisitions. Provide us with substantive objective evidence that supports a weighted average estimated useful life of 22 years for your acquired customer intangibles.



Form 8-K, filed October 27, 2005

5. In your response to our previous comment number 1 you indicate that in future quarterly earnings press releases you will include an expanded explanation of the reasons why you believe the presentation of non-GAAP measures you use provide useful information to users of your financial statements. However, your non-GAAP disclosures in your press release filed on Form 8-K on October 27, 2005 do not appear to include these expanded explanations. Your non-GAAP disclosures under Item 2.02 on Form 8-K should demonstrate the usefulness of the non-GAAP measure. In this regard, you must meet the burden of demonstrating the usefulness of a performance measure that excludes recurring items. Refer to Question 8, Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures.
Ensure
that you adequately disclose why each of the recurring items excluded are not relevant in assessing performance.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Stathis Kouninis, Staff Accountant, at (202) 551-3476, Marc Thomas, Senior Staff Accountant, at (202) 551-3452 or me at (202) 551-3489 if you have any questions regarding these comments.


							Sincerely,


							Brad Skinner
						Accounting Branch Chief
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John S. Marr
Tyler Technologies, Inc.
November 17, 2005
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